

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Gary Hagerman
Chief Financial Officer
East Resources Acquisition Co
7777 NW Beacon Square Boulevard
Boca Raton, Florida 33487

> **Re: East Resources Acquisition Co**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2022**
> **File No. 001-39403**

Dear Mr. Hagerman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Dan Harrist